Roth Capital Partners, LLC	National Securities Corporation
888 San Clemente Drive	120 Broadway, 27th Floor
Newport Beach, CA 92660	New York, NY 10271

July 24, 2013

VIA EDGAR

United States Securities

 and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Adam Turk, Esq.

Re:	Tonix Pharmaceuticals Holding Corp.

Registration Statement on Form S-1

File No. 333-188547

Ladies and Gentlemen:

The undersigned hereby join in the request of the Company to withdraw the request for acceleration dated July 22, 2013, of the effective date of the registration statement referred to above that was requested to become effective at 4:00 p.m., Washington D.C. time, on Wednesday, July 24, 2012, or as soon thereafter as practicable.

Roth Capital Partners, LLC		NATIONAL SECURITIES CORPORATION

By:	/s/ Aaron Gurewitz	By:	/s/ Jonathan Rich
Name:	Aaron Gurewitz	Name:	Jonathan Rich
Title:	Head of Equity Capital Markets	Title:	Head of Investment Banking